ALTIMA RESOURCES LTD. TSX-V Symbol: ARH Suite 303, 595 Howe Street Vancouver, BC V6C 2T5 Telephone: (604) 718-2800 Fax (604) 718-2808	UNBRIDLED ENERGY CORPORATION TSX-V Symbol: UNE Suite 301, 2100 Georgetown Drive Sewickley, PA 15143 Telephone: (724) 934 2340 Fax (724) 934 2355

JOINT NEWS RELEASE

(August 31, 2009) Altima Resources Ltd. ("ARH") and Unbridled Energy Corporation ("UNE") (ARH and UNE collectively referred to as the "Companies") announce today that they have entered into an agreement whereby ARH and UNE will combine their respective interests in the Chambers and west Ferrier areas of west central Alberta.  The consolidation of the joint holdings of the two Companies will result in administrative efficiencies and a reduction in regulatory and other presently duplicated costs.  The consolidated property interests will include a total of twenty four (24) sections (15,360 gross acres, ~12,530 net acres) with an approximate 93% average working interest in twenty one (21) of the sections and a minor interest in three sections.  In addition, the company will hold interests in five wells (5) with an average weighted revenue interest of approximately 86% in three of the five wells.  UNE will seek to dispose of its non-Canadian assets and to settle its US bank debt prior to the completion of the proposed business combination.

The Companies plan to effect the business combination by having ARH acquire all of the common shares of UNE under a plan of arrangement pursuant to the Business Corporations Act (BC) (the “Transaction”).  Under the terms of the proposed Transaction, UNE’s shareholders will be entitled to receive one common share of ARH for each common share of UNE.  ARH also intends to change its name effective upon the closing of the Transaction.

The Board of Directors of the continuing entity will consist of five directors to be jointly determined by ARH and UNE. On August 28, 2009 Joseph H. Frantz, Jr., President and CEO of UNE, submitted his resignation to the UNE Board of Directors and announced that he is accepting a position with another company.  The UNE Board of Director’s accepted Mr. Frantz’s resignation as UNE’s President and CEO and as a member of its Board of Directors.  Mr. Frantz’s last day with UNE will be September 18, 2009.  However, Mr. Frantz has agreed to continue make himself available to UNE beyond that date in order to facilitate the proposed Transaction.

The Transaction is subject to a number of conditions, including the finalization of formal documentation, receipt by each of ARH and UNE's Board of Directors of an independent fairness opinion regarding the transaction, receipt of Court approval, regulatory approval (including the acceptance of the TSX Venture Exchange), and the approval of the shareholders of each of ARH and UNE of the Transaction, and other customary conditions.  It is anticipated that shareholders' meetings will be held by the end of November 2009 to consider the Transaction, and that the Transaction will complete by the end of 2009.

Further information regarding the Transaction will be included in subsequent shareholder material, including a detailed proxy circular.  UNE and ARH will keep their shareholders updated on the progress of the Transaction as developments warrant.

ON BEHALF OF THE COMPANIES

Altima Resources Ltd. "Richard Switzer" Richard W. Switzer, President Email: pubco@altimaresources.com	Unbridled Energy Corporation "Joseph Frantz" Joseph H. Frantz Jr., President Email: joe@unbridledenergy.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This news release includes certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian provincial securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the terms and conditions of the proposed Transaction. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. UNE and ARH disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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